United States securities and exchange commission logo





                              October 6, 2021

       Larry Wu
       Chairman and Chief Executive Officer
       GigaCloud Technology Inc
       Unit A, 12/F, Shun Ho Tower
       24-30 Ice House Street
       Central
       Hong Kong

                                                        Re: GigaCloud
Technology Inc
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted September
14, 2021
                                                            CIK No. 0001857816

       Dear Mr. Wu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 14, 2021

       Cover Page

   1. We note the disclosure on your cover page indicating that you are a holding company incorporated in the
Cayman Islands and conduct a significant portion of your operations through your
subsidiaries that are incorporated in the PRC and Hong Kong. Please revise to disclose prominently
on the prospectus cover page that this structure involves unique risks to investors.
Your disclosure should acknowledge, if true, that Chinese regulatory authorities could
disallow your operating structure, which would likely result in a material change in your
operations and/or the value of your ADSs, including that it could cause the
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FirstName
GigaCloud LastNameLarry
           Technology Inc Wu
Comapany
October    NameGigaCloud Technology Inc
        6, 2021
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         value of such securities to significantly decline or become worthless. Provide a cross-
         reference to your detailed discussion of risks facing the company and the offering as a result of your operating structure.
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in Hong
Kong and China.
         Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address
         how recent statements and regulatory actions by China   s government,
such as those
         related to data security, anti-monopoly concerns, and China's extension of authority into
         Hong Kong, has or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Prospectus Summary, page 1

3. We note your summary discussion of the risks related to doing business in China. Please enhance your discussion of these risks to specifically discuss the risks that your corporate structure and being based in Hong Kong and having a significant amount of your operations in China and Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks related to your operations in China and in light of China's extension of authority into Hong Kong, with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties
         regarding the enforcement of China   s laws in Hong Kong and that
rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations in Hong Kong or China at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based and Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based and Hong Kong-
         based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. We note your disclosure on page 9 that "[t]he approval or other administration requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities, may be required in connection with this offering under a PRC regulation or any new laws, rules or regulations to be enacted . . . .." Please enhance your disclosure in this section to disclose each permission that you or your subsidiaries are
 Larry Wu
GigaCloud Technology Inc
October 6, 2021
Page 3
         required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
5. In your prospectus summary, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.
6. Please revise this section to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. Please also revise to disclose that the PCAOB has been and is currently unable to inspect your auditor, as you have in your risk factor disclosure on page 67.
Risk Factors, page 20

7. Please revise your risk factor on page 59 regarding the limitations on the ability of U.S.
         regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigations and inspections in the PRC to also discuss the applicability of these limitations within Hong Kong.
8.     We note your disclosure that the "PRC government had imposed foreign ownership
       restriction[s] and the licensing and permit requirements for companies in the industry of telecommunications services, and [you] had a consolidated VIE set up initially in the PRC from 2018 to 2020." Your disclosure also indicates that you "launched [y]our GigaCloud
       Marketplace under [y]our Hong Kong subsidiary, GigaCloud Technology (HongKong)
       Limited (formerly known as Giga Cloud Logistics (Hong Kong) Limited), in 2019" and
       that "[a]s of this date hereof, none of the business operated by [y]our PRC subsidiaries is subject to PRC regulations that restrict or prohibit foreign ownership in China." In light
FirstName LastNameLarry Wu
       of China's extension of authority into Hong Kong, please address the risks that your Hong
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       KongNameGigaCloud
              subsidiary, whichTechnology
                                  principallyInc
                                              operates your B2B GigaCloud
Marketplace, could be
       subject  to regulations
October 6, 2021 Page 3         restricting or prohibiting foreign ownership, if
applicable.
FirstName LastName
 Larry Wu
FirstName
GigaCloud LastNameLarry
           Technology Inc Wu
Comapany
October    NameGigaCloud Technology Inc
        6, 2021
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Page 4 6, 2021 Page 4
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Risks Related to Our Business and Industry
"We have recorded negative cash flows . . .", page 33

9. The last sentence of the first paragraph included herein appears to state that an increase in accounts receivables is a decrease in working capital, but an increase in accounts receivables should be an increase in working capital. Please clarify and revise as appropriate.
Risks Related to Doing Business in China, page 48

10.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China or Hong Kong-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Enforceability of Civil Liabilities, page 86

11. Please amend your disclosure in this section to describe the difficulties in bringing legal claims against your Hong Kong-based subsidiaries.
Regulation, page 141

12. Please revise to discuss the effects of the various regulations that you describe here on your business, so that investors can understand how the regulations are applicable to you, as well as the nature and degree of impact of such regulations on your business. By way of example only, we note that your disclosure on page 143 indicates that the PRC Data
         Security Law has taken effect on September 1, 2021. Yet you do not discuss how the
         PRC Data Security Law impacts your business and/or your offering, or to what extent you believe that you are compliant with such law. Please revise your disclosure to clarify as much. Please also make conforming changes to similar disclosures in this section.
Financial Statements for Fiscal 2021 Interim Periods
Summary of Significant Accounting Policies, page F-55

13. Refer to your response to prior comment 9. It appears you undertake a risk of loss in regard to the remorse protection program you offer. Please disclose how you determine the amount of the loss and account for the associated liability.
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           Technology Inc Wu
Comapany
October    NameGigaCloud Technology Inc
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       You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Jennifer L pez at 202-551-3792 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Benjamin Su